UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant’s name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Minefinders Corporation Ltd. (the “Company”)
2288 - 1177 West Hastings Street
Vancouver, BC V6E 2K3

Item 2.	Date of Material Change

June 27, 2006

Item 3.	News Release

The News Release dated June 27, 2006 was forwarded to The Toronto Stock Exchange and The American Stock Exchange and was disseminated through CCN Matthews Canadian and U.S. Timely Disclosure.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company reported that exploration drilling at its development-stage Dolores gold/silver project in Chihuahua, Mexico continues to encounter wide, bulk-minable intercepts surrounding narrower, high-grade feeder zones, beyond the limits of the current feasibility-designed open-pit.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mark H. Bailey
President and Chief Executive Officer
604.687.6263

Item 9.	Date of Report

Dated at Vancouver, BC, this 27th day of June, 2006.

SCHEDULE “A”

MINEFINDERS
CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S   R E L E A S E

June 27, 2006

Resource Expansion Drilling at Dolores cuts 104 metres averaging 2.92 gpt gold and 52.9 gpt silver

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) reports that exploration drilling at its development-stage Dolores gold/silver project in Chihuahua, Mexico continues to encounter wide, bulk-minable intercepts surrounding narrower, high-grade feeder zones, beyond the limits of the current feasibility-designed open-pit.

The drilling is part of an ongoing, comprehensive resource expansion program at Dolores.  The latest results are from holes marginal to the planned Dolores open-pit mine, designed to test the potential expansion of the pit and future underground minable mineralization.

Drill holes D06-436, D06-437, D06-443, and D06-449 are typical of mineralization encountered within the mineralized south breccia pipe with multiple intercepts occurring over a wide area. Significant intersections beyond the current mine plan, include:

•  D06-443 - 104 metres grading 2.92 grams per tonne (“gpt”) gold and 52.9 gpt silver or 3.81 gpt gold equivalent* (“Aueq”), including 25 metres grading 6.42 gpt gold and 117.5 gpt silver. This hole also cut 1 metre assaying 17.69 gpt gold and 2095.5 gpt silver. Intercepts occurring between 352 to 530 metres down hole in D06-443 are located 20 to 40 metres west of the currently designed pit wall with the deeper intercepts occurring from 34 metres to 110 metres below the planned pit bottom.

•  D06-449 - 81 metres grading 3.12 gpt gold and 39.6 gpt silver, with 6 metres assaying 19.62 gpt gold and 294.1 gpt silver extending high-grade mineralization from 50 to 120 metres below the planned pit bottom.

In addition, drill hole D06-430, previously reported on January 23, 2006, extended high-grade south breccia pipe mineralization (16 metres averaging 29.8 g/t gold) 60 metres below, and 25 metres south, of the present pit design.

Also included among the new results, drill holes D06-435, D06-437, D06-441 and D06-445 are north of the Central Dome and 500 to 1,000 metres north of the south breccia pipe. Drill holes

D06-438, 439, and 440 were engineering holes for the reservoir site. Holes D06-446, 447 and 448 were condemnation holes in the leach pad area.

Table 1 - Recent Significant Drill Results - 2006 Dolores Exploration Program

DDH No.	Section (metres)	Intercept (metres)	Width (metres)	Width feet	Au (g/t)	Ag (g/t)	Aueq* (g/t)	Intercept extends mineralization:
D06-430	2775	84.0 — 98.0	14.0	45.9	.651	41.4	1.34
		282.0 — 432.0	150.0	492.2	3.62	8.9	3.76	25 m south of pit
		Inc. 357.0 — 373.0	16.0	52.5	29.8	14.7	30.10	60m below pit

D06-434	1875	79.0 — 179.0	100.0	328.1	1.07	17.6	1.36
		Inc. 145.0 —151.0	6.0	19.7	3.32	22.3	3.69
		and 159.0 — 160.5	1.5	4.92	4.46	103.0	6.17
		And 169.0 — 173.0	4.0	13.1	6.93	53.5	7.82

D06-435	1875	38.0 — 136.0	98.0	321.5	.80	27.4	1.26	Infill hole
		Inc. 66.0 — 89.0	23.0	75.5	1.56	47.5	2.35	East edge of
		173.0 — 215.0	42.0	137.8	.67	34.3	1.25	pit
		Inc. 199.0 — 205.0	6.0	19.7	2.17	176.9	5.11

D06-436	2650	137.0 — 172.0	35.0	112.4	.46	37.3	1.08
		Inc. 143.0 — 149.0	6.0	19.7	1.60	100.7	3.28
		288.0 — 411.0	123.0	403.6	1.03	23.0	1.41	Breccia pipe
		Inc. 338.0 — 340.0	2.0	6.6	5.73	28.0	6.19
		Inc. 363.0 — 408.0	45.0	147.6	1.86	22.0	2.22	Below pit
		with 382.0 — 389.0	7.0	23.0	3.90	22.0	4.27
		with 401.0 — 407.0	6.0	19.7	3.52	30.9	4.03

D06-437	1825	25.0 — 76.0	51.0	167.3	.79	40.3	1.46	Infill hole
		94.0 — 96.0	2.0	6.6	3.98	127.0	6.09
		122.0 — 202.0	80.0	262.5	1.01	15.7	1.27	East edge of pit
		Inc. 172.0 — 196.0	24.0	78.8	2.10	34.3	2.67	& outside of pit
		with. 174.0 — 176.0	2.0	6.6	8.63	6.5	8.74

D06-441	2100	102.0 — 106.0	4.0	13.1	.59	56.5	1.53
		126.0 — 180.0	54.0	177.2	.56	35.1	1.14	East edge of
		Inc. 154.0 — 164.0	10.0	32.8	1.15	80.6	2.49	pit
		Inc. 176.0 — 180.0	4.0	13.1	1.63	103.5	3.35

D06-443	2600
		250.0 -275.0	25.0	82.0	1.28	80.6	2.63	West structure
		Inc. 268.0 — 275.0	7.0	22.97	3.73	111.4	5.59
		352.0 — 353.0	1.0	3.3	17.69	2095.5	52.62	Outside pit wall
		388.0 — 390.0	2.0	6.6	7.27	1104.5	25.68
		426.0-530.0	104.0	341.2	2.92	52.9	3.81	Below pit
		Inc. 460.0 — 485.0	25.0	82.0	6.42	117.5	8.38
		Inc. 501.0— 522.0	21.0	68.9	3.70	29.6	4.20
		With 514.0 — 519.0	5.0	16.4	6.98	31.4	7.50

D06-445	2200	79.0 — 81.0	2.0	6.6	0.06	650.0	10.9	East edge
		83.0 — 85.0	2.0	6.6	0.31	287.0	5.09	of pit
		91.0 — 99.0	8.0	26.2	0.47	138.0	2.77
		105.0 — 111.0	6.0	19.7	0.47	48.4	1.26
		138.0 — 153.0	15.0	49.2	0.22	47.9	1.01

D06-449	2600	242.0 — 279.0	37.0	121.4	0.37	52.1	1.24
		Inc. 259.0 — 264.0	5.0	16.4	0.92	144.2	3.32
		277.0 — 279.0	2.0	6.6	2.81	105.5	4.56
		446.0 — 527.0	81.0	265.8	3.12	39.6	3.78	50-120 metres
		Inc. 446.0 — 452.0	6.0	19.7	19.62	294.1	24.52	below pit
		And 483.0 — 492.0	9.0	29.5	6.24	43.6	6.97	bottom
		And 496.0 — 498.0	2.0	6.6	5.38	9.8	5.54
		And 502.0 — 504.0	2.0	6.6	7.49	15.6	7.75

*  Gold equivalent grade based on 60:1, silver:gold ratio, without reference to recovery.  Drill intercepts are core intervals and true thickness has not been determined.

Exploration drilling continues with three drill rigs currently on the property.  Additional deep drilling is targeted to extend high-grade mineralization 100 to 150 meters beyond the deepest hole completed to date.  Assay results are pending for holes D06-450 through D06-460.

In total, 70 additional core and reverse-circulation drill holes have now been completed on the property over the past year, for condemnation, engineering, and water well test work.

Dolores Resources and Reserves

The Company is presently assessing the impact on the Dolores reserves of the increase in the resource base that was reported in its news release dated April 25, 2006. The impact on the Dolores reserve base of the results of the current drilling will be assessed as engineering studies progress.

As shown in Table 2, at present, the total measured and indicated resources at Dolores (which include the proven and probable reserves currently being developed at the Dolores mine, shown in Table 3) are estimated at 3.06 million ounces of gold and 149 million ounces of silver, contained in 118.4 million tonnes (as reported on April 25, 2006).

Table 2 — Dolores Measured, Indicated Resources

Category	Tonnes (000s)	Gold (g/t)	Silver (g/t)	Gold (ounces)	Silver (ounces)	Gold Equivalent** (ounces)
Measured	61,660	0.86	42.1	1,702,000	83,361,000	3,025,200
Indicated	56,750	0.75	35.9	1,360,000	65,479,000	2,399,300
M&I Total	118,410	0.80	39.1	3,062,000	148,840,000	5,425,500

**  Gold Equivalent ounces calculated using 63:1, silver to gold, ratio ($475 gold and $7.50 silver price).

An additional 667,000 ounces of gold and 27.7 million ounces of silver, in 33.8 million tonnes (at an average grade of .61 gpt gold and 25.5 gpt silver), are classified as inferred resources.

Table 3 — Dolores Proven and Probable Reserves

Category	Tonnes (000s)	Gold (g/t)	Silver (g/t)	Gold (ounces)	Silver (ounces)	Gold Equivalent** (ounces)
Proven	43,678	0.88	45.44	1,235,738	63,809,015	2,248,580
Probable	28,795	0.78	42.96	722,092	39,770,617	1,353,372
Proven & Probable	72,473	0.839	44.46	1,957,830	103,579,632	3,601,952

**  Gold Equivalent ounces based on 63:1, silver to gold, ratio.

As reported February 27, 2006. Some numbers may not match due to rounding.

Dolores Mine Development Update

Development of the Dolores mine continues with construction started on the man camp and temporary office complex.  Earth works are expected to start shortly in the leach pad and crusher areas with the finalization of construction contracts.  Down payments have been made on all critical mine components, including crushers and mining equipment, to maintain delivery dates.  Several pieces of ancillary equipment have been purchased and will be imported as soon as storage area is completed.  Further updates on mine construction will be provided, as milestones are met.

Quality Control and Assurance

All analyses reported are fire assay analyses for gold and multi-acid digestion with AA analyses or fire assay analyses for silver, and completed by either Chemex Labs of Vancouver, Canada, or Inspectorate Labs of Sparks, Nevada. Samples from these intervals were comprised of HQ or NQ core all representatively split prior to analysis and transported by the labs to sample preparatory facilities in Hermosillo, Mexico (Chemex) or Durango, Mexico (Inspectorate). Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Dolores Project and is responsible for the contents of this news release.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and potential growth in size, of the Company’s mineral reserves and resources, the economic feasibility of, and commencement of mine construction and mining operations at, the Company’s Dolores Project and the timing of the further exploration and development of the Company’s mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission (“SEC”).  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary.

Cautionary Note to U.S. Investors: The SEC permits mining companies to disclose only those mineral deposits that can be extracted or produced economically in their filings with the SEC.  This news release uses the term “inferred resource” that the SEC guidelines prohibit from inclusion in filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD.
(Registrant)

Date November 14, 2006
	By:	/s/ Ronald J. Simpson
Ronald J. Simpson
Chief Financial Officer